UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Form CB	OMB APPROVAL
OMB Number: 3235-0518 Expires: May 31, 2008 Estimated average burden hours per response . . . 0.8

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.___________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Securities Act Rule 13e-4(h)(8) (Issue Tender Offer)	☐
Securities Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Securities Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Formula Systems (1985) Ltd.

(Name of Subject Company)

(Translation of Subject Company's Name in English (if applicable))

Israel

(Jurisdiction of Subject Company's Incorporation or Organization)

Emblaze Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

346414105

(CUSIP Number of Class of Subject Securities)

Guy Bernstein, 22 Zarhin Street, Ra'anana, Israel, +972-9-7699500

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notes and Communications on Behalf of Subject Company)

February 6, 2007

(Date Tender Offer/Rights Offered Commenced)

*An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	Attached to this form as Exhibit A is the entire disclosure document in English that the person filing this Form has delivered to holders of securities or published in the subject company’s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States.

Item 2. Informational Legends

Not applicable

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Guy Bernstein ————————————————— Guy Bernstein, Chief Executive Officer February 6, 2007